Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Rations)

The following table sets forth our ration of earnings to fixed charges for the periods indicated on a consolidated historical basis. For the purposes of computing the ration of earning (loss) to fixed charges, “earnings (loss)” is defined as pre-tax income (loss) plus fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.

				Period from
				Inception
				(January 29,
				2008)
				through
	Year Ended December 31,			December 31,
	2011	2010	2009	2008
		(in thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$15,041	$(23,898)	$663	$4,233
Fixed Charges	25,752	12,872	3,662	1,150

Total Earnings (Loss)	40,793	(11,026)	4,326	5,383
Fixed Charges:
Interest Expense	21,333	12,671	2,917	872
Deferred Financing Fees	4,418	201	745	278

Total Fixed Charges	25,752	12,872	3,662	1,,150
Ration of Earnings (Loss) to Fixed Charges	1.58	— (1)	1.18	4.68

(1)	For the year ended December 31, 2010, earnings were inadequate to cover fixed charges. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $23.9 million for the year ended December 31, 2010.